EXHIBIT 21

SUBSIDIARIES OF RIVER VALLEY BANCORP

NAME	JURISDICTION OF INCORPORATION
River Valley Financial Bank	Federal
Madison First Service Corporation	Indiana
River Valley Statutory Trust I	Connecticut
RVFB Investments, Inc.	Nevada
RVFB Holdings, Inc.	Nevada
RVFB Portfolio, LLC.	Nevada